UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 5)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1 filed with the SEC on January 11, 2011, as further amended by Amendment No. 2 filed with the SEC on January 14, 2011, as further amended by Amendment No. 3 filed with the SEC on January 21, 2011, and as further amended by Amendment No. 4 filed with the SEC on January 25, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, in each case as amended, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4, “The Solicitation or Recommendation” is hereby amended by replacing the fifth paragraph under the heading “(b) Background of the Transaction, Negotiations with Parent” with the following:

“On June 4, 2010, representatives of Parent met with representatives of the Company.  In attendance on behalf of Parent were Mr. Foti, Mr. Joe O’Rourke (Senior Vice President for Business Development), Mr. Bruce Dummer (Senior Vice President, Finance) and, on behalf of the Company, Mr. Welch and Mr. Lehrer. At the meeting, the parties discussed the structure of a possible transaction, the method by which Parent would finance the transaction, the necessary steps in acquiring a publicly traded corporation, the particular areas of emphasis for due diligence and the method of valuing the company.  Representatives of Parent expressed that their approach to valuing the Company would be to use multiple of 5 to 6 times adjusted EBITDA.  Representatives of the Company said the multiple should be at least 6 times adjusted EBITDA and that the valuation should consider the Company’s cash.  At the meeting, it was determined that the parties would sign confidentiality agreements that would provide for a confidential exchange of information between the parties and provide for the non-disclosure of discussions concerning a possible transaction.”

Item 4, “The Solicitation or Recommendation” is hereby amended by replacing the eighth main bullet point under the heading “(c) Reasons for the Recommendation of the Company Board” with the following

“•
the fact that the Company’s short term and long term projections indicate peaking revenue as existing and projected contracts are performed and there are not indications of replacement contracts for certain work, as well as declining profitability due to the relatively fixed nature of indirect costs;”

Item 4, “The Solicitation or Recommendation  - (e) Opinion of Financial Advisor” is hereby amended by deleting such subsection (e) and replacing such subsection (e) with the following:

“(e)                      Opinion of Financial Advisor

On December 21, 2010, Houlihan Lokey rendered an oral opinion to the Transaction Committee and the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 21, 2010), to the effect that, as of December 21, 2010, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates).

Houlihan Lokey’s opinion was directed to the Transaction Committee and the Company Board and only addressed the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The summary of Houlihan Lokey’s opinion in this Schedule is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Schedule and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. We encourage Company stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule are intended to be, and do not constitute advice or a recommendation to the Transaction Committee or the Company Board or any stockholder as to how to act or vote or make any election with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft dated December 20, 2010 of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2011 through 2015;

•
spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Offer and the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to that data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the most likely currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to those projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and the other related documents and instruments that are referred to therein will fully and timely perform all of the covenants and agreements required to be performed by that party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and the other related documents and instruments that are referred to therein, without any amendments or modifications thereto, in each case other than as would not be material to Houlihan Lokey’s analysis or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) each of the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an effect on the Company or any expected benefits of the Offer and the Merger that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect material to Houlihan Lokey’s analysis or its opinion from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer or the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Offer or the Merger, (b) negotiate the terms of the Offer or the Merger, or (c) advise the Transaction Committee, the Company Board or any other party with respect to alternatives to the Offer or the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use and benefit of the Transaction Committee and the Company Board (solely in their capacities as such) in connection with their consideration of the Offer and the Merger.  Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party.

Houlihan Lokey was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Transaction Committee, the Company Board, the Company, Parent, their respective security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price and Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, Parent or to any other party, except as expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company, Parent or any other party or the effect of any other transaction in which the Company, Parent or any other party might engage, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s, Parent’s or any other party’s security holders vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the Offer Price and Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Transaction Committee and the Company Board, on the assessments by the Transaction Committee, the Company Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer and the Merger. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of that nature.

In preparing its opinion to the Transaction Committee and the Company Board, Houlihan Lokey performed a variety of analyses, including those described below.  The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.  Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Transaction Committee and the Company Board in connection with Houlihan Lokey’s opinion rendered on December 21, 2010. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.  The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•
Enterprise value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price (“equity value”) plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of unrestricted cash on its balance sheet), plus net after-tax pension liability as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

•	Earnings before interest, taxes, depreciation, amortization and pension expense adjusted for certain non-recurring items (“adjusted EBITDA”).

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using the closing price of Company Common Stock and the common stock of the selected shipbuilding and repair companies and selected defense contracting companies listed below as of December 20, 2010, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated enterprise value as of such date, using the purchase prices to be paid for the target companies’ stock in the selected transactions, instead of closing stock prices.  Accordingly, this information may not reflect current or future market conditions. Estimates of 2011 and 2012 adjusted EBITDA for the Company were based on estimates provided by our management for fiscal years 2011 and 2012. Estimates of 2011 and 2012 adjusted EBITDA for the selected shipbuilding and repair companies and selected defense contracting companies listed below were based on certain publicly available research analyst estimates for those shipbuilding and repair companies and defense contracting companies.

For each analysis described below, Houlihan Lokey made several adjustments to the respective selected enterprise value reference range to arrive at an implied per share reference range.  These adjustments included assuming the addition of (i) $41.9 million of total cash and securities, (ii) less $8.6 million of restricted cash, which was comprised of escrow funds held for (a) certain environmental clean up costs, and (b) satisfaction of subcontractor claims as part of the Company’s on-going business, (iii) less $11.4 million of deposits for project performance requirements, (iv) plus $3.3 million of overfunded pension, and (v) less $0.5 million payable to holders of stock appreciation rights, together with assuming outstanding common shares of 5.8 million.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the only publicly traded shipbuilding and repair companies identified by Houlihan Lokey that have significant U.S. operations, as well as selected defense contracting companies.  Houlihan Lokey reviewed selected defense contracting companies because of the amount of their businesses attributable to contracts with the U.S. government, together with a large amount of their revenues derived from “cost-type” contracts.

The calculated multiples included:

•	Enterprise value as a multiple of adjusted EBITDA for the latest 12 month period for which financial information has been made public as of December 20, 2010 (“LTM”).

•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending March 31, 2011 (“2011E”).

•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending March 31, 2012 (“2012E”).

The list of selected companies and the related financial data for such selected companies are set forth below.

	Enterprise Value to:
Selected Companies	LTM Adjusted EBITDA		2011E Adjusted EBITDA		2012E Adjusted EBITDA
Shipbuilding and Repair Companies
Austal Ltd.(1)	10.4	x	9.2	x	6.4	x
Conrad Industries Inc.(2)	1.8	x	NA	(3)	NA
Defense Contracting Companies
BAE Systems plc(4)	6.0	x	5.8	x	5.7	x
General Dynamics Corp.	6.5	x	6.3	x	6.1	x
Lockheed Martin Corporation	5.1	x	5.4	x	5.7	x
Northrop Grumman Corporation	5.1	x	5.1	x	4.8	x
Oshkosh Corporation	2.4	x	3.5	x	5.3	x
Force Protection Inc.	4.5	x	5.6	x	NA

(1)           Austal Ltd. (“Austal”) is traded on the Australian stock exchange.  Approximately 91% of year revenue for the year ended June 30, 2010 related to shipbuilding and repair.  Approximately 51% of revenue for the year ended June 30, 2010 related to U.S. government contracts.  In October 2010, U.S. Navy notified Austal to begin construction of the fourth and fifth warships pursuant to an agreement that may result in construction of up to 10 warships for the U.S. Navy.
(2)           Approximately 100% of revenue for the year ended December 31, 2009 related to shipbuilding and repair.  Approximately 19% of  revenue for the year ended December 31, 2009 related to U.S. government contracts.
(3)           For purposes of the tables in this Schedule, “NA” means “not available.”
(4)           BAE Systems plc is traded on the London Stock Exchange.

The calculated multiple ranges and averages for the selected defense contracting companies were as follows:

	Multiples
	Low		High		Mean		Median
Enterprise Value to LTM Adjusted EBITDA multiple	2.4	x	6.5	x	4.9	x	5.1	x
Enterprise Value to 2011E Adjusted EBITDA multiple	3.5	x	6.3	x	5.3	x	5.5	x
Enterprise Value to 2012E Adjusted EBITDA multiple	4.8	x	6.1	x	5.5	x	5.7	x

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies analysis to corresponding financial data for the Company.  Houlihan Lokey selected multiple ranges primarily by reference to Conrad Industries Inc., the selected company most comparable to the Company, and, to a lesser extent, Oshkosh Corporation and Force Protection Inc., the smallest of the selected defense contracting companies.  This analysis indicated the following implied enterprise value reference ranges for the Company:

	Selected Multiple Range	Selected Implied Enterprise Value Reference Range
(in millions)
Enterprise Value to LTM Adjusted EBITDA multiple	3.0x - 4.0x	$86.8 - $115.8
Enterprise Value to 2011E Adjusted EBITDA multiple	3.0x - 4.0x	$80.4 - $107.2
Enterprise Value to 2012E Adjusted EBITDA multiple	3.5x - 4.5x	$86.2 - $110.8

This analysis, after the adjustments described above, resulted in the following implied per share reference ranges for the Company, as compared to the per share consideration payable in the Offer and the Merger:

	Implied Per Share Reference Range for the Company	Per Share Consideration
Enterprise Value to LTM Adjusted EBITDA multiple	$19.20 – $24.18	$22.27
Enterprise Value to 2011E Adjusted EBITDA multiple	$18.09 – $22.70
Enterprise Value to 2012E Adjusted EBITDA multiple	$19.09 – $23.32

Selected Transactions Analysis. Houlihan Lokey calculated multiples of implied enterprise value based on the estimated purchase prices paid in certain publicly announced shipyard and industrial manufacturing and repair transactions.  Houlihan Lokey selected such transactions for the prior three years, since the date of the most recent acquisition by the Company.  The calculated multiples included:

•	Enterprise value as a multiple of LTM revenue where available.

•	Enterprise value as a multiple of LTM EBITDA for such transactions.

The list of selected transactions and the related multiples are set forth below.

			Transaction Value/
Date Announced	Acquiror	Target	LTM Revenue		LTM EBITDA
12/7/10	Sentinel Capital Partners LLC	Portec Rail Products, Inc.	1.10	x	7.4	x
11/8/10	Primoris Services Corporation	Rockford Corporation	0.53	x	NA
7/29/10	Fishing Holdings LLC	Triton Boat Company, LP	NA		NA
7/29/10	Stanley Black & Decker, Inc.	CRC-Evans Pipeline International, Inc.	1.78	x	NA
7/16/10	Vigor Marine LLC	Marine Industries Northwest, Inc.	NA		NA
7/14/10	Fehrway Marine, Inc.	Clear Marine Ltd.	NA		NA
7/14/10	AECOM Technical Services, Inc.	Tishman Construction Corporation	0.23	x	NA
6/30/10	Pike Electric Corporation	Klondyke Construction LLC	0.54	x	NA
6/16/10	Signet Maritime Corp.	Colle Maritime Co.	NA		NA
5/17/10	BAE Systems plc	Atlantic Marine Holding Co.	1.14	x	NA
5/16/10	Churchill Corp.	Seacliff Construction Corp.	0.54	x	8.1	x
5/5/10	The Turner Corporation; Flatiron Construction Corp	E. E. Cruz & Company, Inc.	0.39	x	NA
4/11/10	Cerberus Capital Management, LP	DynCorp International Inc.	0.40	x	5.6	x
2/9/10	DXP Enterprises Inc.	NMMFP, Inc.	0.55	x	7.4	x
1/27/10	Renaissance Marine Group, Inc.	Northwest Jet Boats, Inc.	NA		NA
12/15/09	Donjon Marine Company, Inc.	Erie Shipbuilding, LLC	NA		NA
12/3/09	Sterling Construction Co. Inc.	Ralph L. Wadsworth Construction Company, Inc.	0.35	x	1.7	x
11/30/09	Dragados Construction USA Inc.	Pulice Construction, Inc.	0.47	x	NA
11/18/09	Primoris Services Corporation	James Construction Group, LLC	0.18	x	2.0	x
11/17/09	Seacliff Construction Corp.	Broda Construction Ltd.	0.93	x	3.9	x
11/3/09	MasTec, Inc.	Precision Pipeline, LLC	0.33	x	1.8	x
7/1/09	Lufkin Industries Inc.	Rotating Machinery Technology, Inc.	1.10	x	5.7	x
6/22/09	J.F. Lehman & Co.	Drew Marine	0.86	x	NA
5/28/09	Mint Turbines LLC	Northstar Aerospace Turbine Engine Service Group, Inc.	0.62	x	NA
5/18/09	Edac Technologies Corp.	EDAC Aero	0.48	x	NA
2/11/09	Ted Gelov	Hake Yachts, Inc.	NA		NA
1/28/09	Astronics Corp.	DME Corporation	0.68	x	7.0	x
1/20/09	Ametek Aerospace & Defense	Ametek HSA, Inc.	1.30	x	NA
12/28/08	Atlantic Marine Boston, LLC	Boston Ship Repair, Inc.	NA		NA
12/15/08	Aecon Group Inc.	Lockerbie & Hole Inc.	0.23	x	3.3	x
12/15/08	Aecon Group Inc.	South Rock Ltd.	0.29	x	NA
8/1/08	Fincantieri and Lockheed Martin Corp.	Manitowoc Marine Group, LLC	0.34	x	NA
6/30/08	American Maritime Holdings, Inc.	Marine Hydraulics International, Inc.	NA		NA
6/30/08	American Maritime Holdings, Inc.	Tecnico Corporation, Inc.	NA		NA
4/21/08	Babcock International Group	Strachan & Henshaw Ltd.	1.25	x	NA
3/20/08	Fountain Powerboat Industries, Inc.	Baja Marine Corp.	NA		NA
3/12/08	Jeppesen Sanderson, Inc.	Ocean Systems, Inc.	NA		NA
1/21/08	Todd Shipyards Corp.	Everett Shipyard	1.15	x	NMF	(1)

(1) For purposes of the tables in this Schedule, “NMF” means “not meaningful.”

The calculated multiple ranges and averages were as follows:

	Multiples
	Low		High		Mean		Median
Enterprise Value to LTM Revenue Multiple	0.18	x	1.78	x	0.68	x	0.54	x
Enterprise Value to LTM Adjusted EBITDA Multiple	1.7	x	8.1	x	4.9	x	5.6	x

Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions to corresponding financial data for the Company.  In light of the lack of any comparable transactions deemed particularly relevant, Houlihan Lokey selected multiple ranges consistent with the valuations implied by the selected companies and discounted cash flow analyses, which were within the lower half of the selected transactions analysis.  The selected transactions analysis indicated the following implied enterprise value reference ranges for the Company:

	Selected Multiple Range	Selected Implied Enterprise Value Reference Range
(in millions)
Enterprise Value to LTM Revenue Multiple	0.35x - 0.45x	$87.3 - $112.2
Enterprise Value to LTM EBITDA Multiple	3.0x - 4.0x	$86.8 - $115.8

This analysis, after the adjustments described above, resulted in the following implied per share equity reference ranges, as compared to the per share consideration payable in the Offer and the Merger:

	Implied Per Share Reference Range for the Company	Per Share Consideration
Enterprise Value to LTM Revenue Multiple	$19.27 – $23.56	$22.27
Enterprise Value to LTM Adjusted EBITDA Multiple	$19.20 – $24.18

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through the fiscal year ending March 29, 2015 based on internal estimates provided by the Company’s management. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.75% to 3.25% to the Company’s fiscal year 2015 unlevered, after-tax free cash flow. Houlihan Lokey selected the range of perpetuity growth rates based on Houlihan Lokey’s judgment of long-term growth rate of the Company’s free cash flow.  This judgment was based on a review of (i) the compound annual growth rate per decade of the Consumer Price Index (“CPI”) over the prior three decades (1979-2009), which ranged from 2.6% to 3.5%, as well as (ii) the projected annual growth rate from 2010 to 2012, as published by Bloomberg, of (a) the CPI, which ranged from 1.6% to 2.0%, and (b) the real gross domestic product for the U.S., which ranged from 2.8% to 3.2%.  The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.5% to 15.5%.  Houlihan Lokey selected the range of discount rates based on the Company’s observed weighted average cost of capital.

The discounted cash flow analysis indicated the following implied enterprise value reference range for the Company:

Selected Implied Enterprise Value Reference Range
(in millions)
$77.6 - $91.1

This analysis, after the adjustments described above, resulted in the following implied per share reference range for the Company, as compared to the per share consideration payable in the Offer and the Merger:

Implied Per Share Reference Range for the Company	Per Share Consideration
$17.60 – $19.93	$22.27

Miscellaneous

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Offer and proposed Merger and an evaluation of the results of those analyses is not entirely mathematical.  Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions.  The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses.  In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company.

Houlihan Lokey’s opinion was provided to the Transaction Committee and the Company Board in connection with their consideration of the Offer and proposed Merger and was only one of many factors considered by the Transaction Committee and the Company Board in evaluating the Offer and proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the consideration payable in the Offer or the Merger or of the views of the Transaction Committee, the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby supplemented by adding the following sentences immediately following the second sentence of the first paragraph of the subsection titled “Go Shop Period”:

“Of the 13 parties with whom the Company held discussions during the Go Shop Period, 11 were strategic acquirers in the defense or shipyard industry, 1 was engaged in infrastructure construction, including marine construction, and one was a private equity fund.  Of the 13 parties, two were parties with whom the Company had conducted previous discussions as described in Item 4, “The Solicitation or Recommendation - (b) Background of the Transaction, Prior Activities Related to Possible Sales of the Company.”

Item 8, “Additional Information” is hereby supplemented by adding the following subsections at the end of such Item:

“Tender Offer Extension

On January 31, 2011, the Purchaser and the Company announced the extension of the expiration of the Offer until 12:00 midnight New York City time, on Friday, February 4, 2011, unless further extended in accordance with the Merger Agreement.  The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Friday January 28, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer were not satisfied as of such expiration date, including without limitation the Minimum Tender Condition (as defined in the Merger Agreement).  American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has indicated that, as of the initial expiration date, approximately 2,934,298 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 50.7% of the outstanding Shares.

The Merger Agreement provided that if at any scheduled expiration of the Offer,  any condition to the consummation of the tender offer is not satisfied or waived (other than the condition that Purchaser or Parent shall have received the proceeds of financing in an amount sufficient to consummate the Offer), Purchaser shall extend the Offer, on one or more occasions, in consecutive increments of up to five business days.  However, Purchaser is not so obligated to extend the expiration of the Offer beyond February 11, 2011 if, on or prior to such date, the SEC has, orally or in writing, confirmed that it has no further comments on the preliminary proxy statement filed by the Company in connection with the merger contemplated by the Merger Agreement, including the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed the Company that it intends to review the proxy statement.

On January 31, 2011, the parties to the Merger Agreement announced that they have agreed to waive the requirement that the Purchaser extend the expiration of the Offer as late as February 11, 2011 such that Purchaser will not be obligated to extend the offer beyond February 4, 2011.

To the extent the conditions to the Offer, including the satisfaction of the Minimum Tender Condition of approximately 67% of the outstanding Shares, are not satisfied by midnight on February 4, 2011, the parties expect to proceed to hold a meeting of the Company’s stockholders to approve a one-step merger transaction as provided in the Merger Agreement and described in the Offer to Purchase.  Approval of the one-step merger requires the affirmative vote of holders of a majority of the outstanding Shares.

A copy of the joint press release announcing the extension of the Offer and the waiver of the requirement to extend the Offer is attached hereto as Exhibit (a)(5)(vi).”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(5)(vi)
Joint Press Release issued by Parent and the Company on January 31, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:  /s/ Michael G. Marsh

Name:  Michael G. Marsh
Title: Secretary and General Counsel

Dated: January 31, 2011